SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24 December 2003

InterContinental Hotels Group PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	InterContinental Hotels Group PLC Interim Report notification dated 27 November 2003.

99.2	Notification of interests of Directors and Connected Persons – release dated 16 December 2003.

99.3	Notification of Directors’ Interests in Shares dated 19 December 2003.

99.4	Notification of Directors’ Interests in Shares (2) dated 19 December 2003.

99.5	InterContinental Hotels Group PLC Board Change dated 22 December 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C.Springett
Name:	C. SPRINGETT
Title:	HEAD OF SECRETARIAT

Date:	24 December 2003